News Release	No. 10-199 December 20, 2010

Platinum Group Metals Warrants Exercised

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) is pleased to announce that subsequent to the publication of its annual results on November 29, 2010, a total of 8,116,350 common share purchase warrants have been exercised for net proceeds to the Company of $14.204 million.  Subsequent to these exercises all but 3,900 of the 12,537,150 warrants exercisable at $1.75 and issued in June 2009 were exercised prior to their expiry on December 16, 2010.

As a result of these warrant exercises, and the completion of the previously announced bought deal financing and overallotment that was closed on November 3, 2010, the Company today has approximately C$ 141 million in cash and no debt.

An initial Construction Budget of $100M for the Project 1 Platinum Mine of the Western Bushveld Joint Venture was announced by the Company on December 15, 2010, where Platinum Group Metals Ltd. holds a right to acquire a 74% interest.  Of this budget the Company has already paid a final payment of approximately $17.0 million for the purchase of the 1,700 ha Sundown Ranch property and facilities overlaying the Company’s Project 1 Platinum Mine.  The Project 1 Platinum Mine plan calls for a production rate of 275,000 ounces 4E (platinum, palladium, rhodium and gold) with a total capital cost estimated in an Oct 2009 feasibility study of US$ 443M.  Wesizwe Platinum Ltd. (WEZ-JSE) holds a 26% interest in the Project.

Following the warrant exercises, Platinum Group has 176,874,542 shares issued outstanding and a fully diluted share capital position of 184,601,042 shares.  The Company has no further warrants outstanding.

Platinum Group Metals Ltd. is the manager and operator of the WBJV Projects 1 and 3 and the Company will be working on final mining authorizations and project financing options with several banks during the initial construction. The WBJV Projects are located near Rustenburg South Africa and adjoin Royal Bafokeng Platinum (RBP-JSE) and Wesizwe-Jinchuan’s platinum mines and expansions also in construction.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Company has started on the construction of a large scale platinum mine in South Africa and is active in platinum exploration in South Africa and Canada.

The Company’s main asset is a 74% interest in the Western Bushveld Joint Venture (WBJV) a 275,000 ounce per year mine to produce platinum, palladium, rhodium and gold with a 22 year mine plan. The WBJV is adjacent to 70% of the world’s platinum production in South Africa. In addition to the WBJV Project, the Company has two active exploration joint ventures with JOGMEC, the Japanese state owned company. Platinum Group also owns significant mineral rights in the vicinity of North American Palladium Ltd.’s Lac des Iles Mine north of Thunder Bay, Ontario.

Platinum Group recently completed a $143.81 million equity financing to begin development of the WBJV. The Company has been supported by senior institutional shareholders and investment banks over its 10 year history and it is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange – NYSE AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.